April 25, 2008
By EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn:   Mark P. Shuman

Re:	LogMeIn, Inc. Amendment No. 1 to Registration Statement Form S-1 Filed March 7, 2008 File No. 333-148620
Ladies and Gentlemen:
On behalf of LogMeIn, Inc. (“LogMeIn” or the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 2 in response to comments contained in a letter, dated March 27, 2008 (the “Letter”), from Mark P. Shuman of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michael K. Simon, Chairman and Chief Executive Officer of LogMeIn. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 2 to the Registration Statement.
General
1.	We are in receipt of your revised confidential treatment application submitted on March 18, 2008. We will promptly provide comments on the confidential treatment request in a separate letter.

Response:	The Company acknowledges receipt of the Staff’s comments (set forth in a letter from the Staff dated March 28, 2008) regarding the Company’s confidential treatment request. The Company will respond to the Staff’s comments regarding the Company’s confidential treatment request in a separate response letter.
Prospectus Graphics
2.	We note your inclusion of testimonial statements in the graphic on the inside front cover of the prospectus. The text accompanying your graphics should be limited to concise descriptive information that explains the graphics. It does not appear possible for you to provide the additional contextual information necessary for investors to evaluate these excerpted customer

Securities and Exchange Commission
April 25, 2008

statements, yet conform to the requirements of Rule 421(d). This type of information should be presented in the body of the prospectus, if at all. If you retain customer feedback in the body of the prospectus, please expand to provide information regarding the context in which the assessments were made, and as appropriate, balance the statements with disclosure of negative feedback from customers or explain why this is not required to place the claims you select in an appropriate context. Please tell us whether the persons who are providing this feedback on your products are aware that their statements are being extracted and presented in a document being used to sell securities.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment by removing the testimonial statements included in the graphic on the inside front cover of the prospectus included in the Registration Statement and replacing such testimonials with product descriptions derived from the product descriptions contained in the body of the prospectus.
Prospectus Summary, page 1
3.	You state here and elsewhere that you are a leading provider of on-demand, remote-connectivity solutions to small and medium-sized businesses, IT service providers and consumers. Please provide us with support for these claims of your industry position. In your response, tell us how you compare to your competitors in quantitative and qualitative terms and consider appropriate disclosure in this respect.

Response:	The Company’s claims of its industry position is supported by a report prepared by IDC Research (the “IDC Report”). The Company is supplementally providing the complete IDC Report as Annex A to this letter with specific notations of the support provided by the IDC Report for the Company’s position in its industry.
Critical Accounting Policies
Stock-Based Compensation, page 34
4.	We have read the revisions made to your disclosure in response to comment 10 of our letter dated March 7, 2008, and encourage you to revise further to streamline disclosures related to the valuations that have been superseded. Consider providing an introductory paragraph with summary information rather than details at each valuation date. We believe that such revisions will help focus readers on the current valuations.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 36, 38, 39 and 40 of the Registration Statement.

Securities and Exchange Commission
April 25, 2008

5.	Revise to clarify for readers the concept of weighting the methodologies applied to the current financial results and to the projected financial results. Further, disclose all weighting of significant methodologies used in the current valuations.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 38, 39, 40 and 41 of the Registration Statement.
6.	Revise to indicate that the option pricing model is sensitive to certain key assumptions (e.g., volatility) and provide robust disclosures regarding how those assumptions were determined.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 38 and 39 of the Registration Statement.
7.	We note that only one company was used for the guideline approach. Revise to explain why you believe that was appropriate.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 38 and 39 of the Registration Statement.
8.	Revise to explain the basis for the 20% premium applied in calculating terminal value under the growth scenario.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 37 of the Registration Statement.
9.	We note that the discount rate was determined based on “the AICPA’s Practice Aid’s expected rate of return for venture capital investors based on a company’s stage of development.” This appears to suggest that you and/or Shields obtained the rates directly from the Practice Aid rather than determining a company-specific rate. Please advise.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 39 of the Registration Statement.
10.	Revise to explain the extent to which the common stock transactions were considered in valuing your common stock. Currently, you refer to certain “arm’s length” transactions and sales between shareholders, but it is unclear how these transactions were used in valuing the common stock.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 38 and 39 of the Registration Statement.

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April 25, 2008

Results of Consolidated Operations
Years Ended December 31, 2007 and 2006, page 42
11.	Confirm for us that including the terms “majority” and “remaining” represent the extent to which you were able to quantify in response to prior comment number 11.

Response:	The Company confirms that the terms “majority” and “remaining” represent the extent to which it is able to quantify the increase in revenue from 2006 to 2007. The Company recognizes revenue on a subscription basis, and it does not differentiate between revenues that result from new customer subscriptions and customer subscription renewals. While the Company does not make this distinction, it believes there is sufficient basis to support that a majority of the growth in its revenue resulted from new subscriptions.
Executive Compensation
Compensation Discussion and Analysis
Components of Our Executive Compensation Program, page 69
12.	Notwithstanding your response to comment 14 of our letter dated March 7, 2008, you state in the prospectus that you target overall compensation of your executives “to be competitive with that of similarly situated executives in your region and the compensation of executives employed in the portfolio companies of certain of our board members’ venture capital firms.” Please identify the companies used in this process, and for companies you are not able to specifically identify, describe the common characteristics of companies with “similarly situated executives”. See Item 402(b)(2)(xiv) of Regulation S-K.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 69 of the Registration Statement.
Equity Incentive Awards, page 72
13.	Notwithstanding your response to comment 17 of our letter dated March 7, 2008, please explain how the compensation committee selects the “similarly situated executives” used in determining the size and terms of initial option grants. Please describe the criteria used in selecting these executives or identify their companies.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 72 of the Registration Statement.
     Exhibits

Securities and Exchange Commission
April 25, 2008

14.	With respect to prior comment 26 of our letter dated March 7, 2008, please refer to Instruction 2 to Item 601. Please file a Schedule 10.16 that includes a schedule that sets out the data that vary among the various offer letters. Alternatively, submit the individual offer letters, which we continue to believe are management contracts or plans within the meaning of Item 601 of Regulation S-K. We note disclosure on page 77 that each named executive officer’s offer letter contains change of control provisions.

Response:	The Company has recently entered into new offer letters with each of its executive officers, and the Company has revised the Registration Statement in response to the Staff’s comment, and the Company will file Amended and Restated Offer Letters for each of its named executive officers as exhibits to the Registration Statement.
If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Michael Penney of this firm at (617) 526-6314.
Sincerely,
/s/ Susan L. Mazur
Susan L. Mazur

cc:	Via Facsimile: (617) 526-5000

Michael Penney, Esq. Wilmer Cutler Pickering Hale and Dorr LLP